                                                                   EXHIBIT 6

                                   FORM 5-901F

                                QUARTERLY REPORT

INCORPORATED AS PART OF:       [X] SCHEDULE A
                               [ ] SCHEDULES B & C
                        (PLACE X IN APPROPRIATE CATEGORY)

ISSUER DETAILS:

NAME OF ISSUER:                     INTEROIL CORPORATION

ISSUER ADDRESS:                     PO Box 6567 Suite 2, Level 2 Orchid Plaza

                                    79 Abbott Street, Cairns Qld 4870

ISSUER PHONE NUMBER:                (61) 7 4046 4600

ISSUER FAX NUMBER:                  (61) 7 4031 4565

CONTACT PERSON:                     Anesti Dermedgoglou

CONTACT'S POSITION:                 Vice President Investor & Public Relations

CONTACT TELEPHONE NUMBER:           (61) 7 4046 4600

FOR QUARTER ENDED:                  December 31, 2003

DATE OF REPORT:                     April 28, 2004

                                   CERTIFICATE

THE ONE/TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

  PHIL E MULACEK                                              APRIL 28, 2004
-------------------------------------------------------------------------------
NAME OF DIRECTOR            SIGN (TYPED)                  DATE SIGNED (YY/MM/DD)

                        Consolidated Financial Statements
                            (Expressed in US dollars)

                              INTEROIL CORPORATION

                      Years ended December 31, 2003 and 2002

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of InterOil Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings, cash flows and shareholders' equity for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

[KPMG]

KPMG
Sydney, Australia

March 4, 2004, except as to note 13 which is as at March 24, 2004

INTEROIL CORPORATION
Consolidated Balance Sheets
December 31, 2003 and 2002

(Expressed in United States dollars)

                                                         2003                   2002
                                                           $                      $
---------------------------------------------------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents (note 2)                   9,313,682              3,288,539
  Temporary investments (note 11)                     24,723,572              7,105,701
  Other assets                                           311,093                      -
  Other receivables                                      175,491                503,859
  Prepaid expenses                                       488,532                 80,359
---------------------------------------------------------------------------------------
                                                      35,012,370             10,978,458

Plant and equipment (note 4)                         202,309,465            121,217,700
Oil and gas properties (note 10)                      23,018,015              2,878,703
---------------------------------------------------------------------------------------
                                                     260,339,850            135,074,861
=======================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued liabilities             5,835,583              6,744,515
  Due to related parties (note 5)                      1,478,751              2,784,560
  Current portion of secured loan (note 9)             9,000,000                      -
  Foreign currency forward contracts                           -                678,648
---------------------------------------------------------------------------------------
                                                      16,314,334             10,207,723

Secured loan (note 9)                                 74,000,000             31,000,000
Indirect participation interest (note 10)             16,600,000                      -

Non-controlling interest (note 3)                      6,467,496              6,490,398

Shareholders' equity:
  Share capital (note 6}                             157,449,200             94,120,609
  Other paid in capital                                  540,222                769,964
  Accumulated deficit                                (11,031,402)            (7,513,833)
---------------------------------------------------------------------------------------
                                                     146,958,020             87,376,740
---------------------------------------------------------------------------------------
                                                     260,339,850            135,074,861
=======================================================================================

Commitments (note 12)

See accompanying notes to consolidated financial statements.
On behalf of the Board

/s/ Phil Mulacek

Phil Mulacek, Director

/s/ Christian Vinson

Christian Vinson, Director

INTEROIL CORPORATION
Consolidated Statements of Earnings
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

                                                                  2003               2002
                                                                    $                  $
--------------------------------------------------------------------------------------------
REVENUE

 Interest                                                         246,912            373,015
 Other                                                             12,368             11,211
--------------------------------------------------------------------------------------------
                                                                  259,280            384,226
--------------------------------------------------------------------------------------------

EXPENSES

 Administrative and general                                    (2,337,255)        (2,241,911)
 Management fees for prior periods waived (note 5)                840,000                  -
 Exploration costs                                               (164,992)           (92,673)
 Legal and professional fees                                   (1,421,390)          (464,253)
 Foreign exchange                                                (678,774)         1,094,787
--------------------------------------------------------------------------------------------
                                                               (3,762,411)        (1,704,050)
--------------------------------------------------------------------------------------------

(Loss) before income taxes and non-controlling interest        (3,503,131)        (1,319,824)

Income tax (expense) benefit (note 7)                             (37,339)            (1,446)
--------------------------------------------------------------------------------------------

(Loss) before non-controlling interest                         (3,540,470)        (1,321,270)

Non-controlling interest                                           22,901              5,383
--------------------------------------------------------------------------------------------
NET (LOSS)                                                     (3,517,569)        (1,315,887)
--------------------------------------------------------------------------------------------

BASIC (LOSS) PER SHARE (note 8)                                     (0.16)             (0.06)
DILUTED (LOSS) PER SHARE (note 8)                                   (0.16)             (0.06)
============================================================================================

See accompanying notes to consolidated financial statements

INTEROIL CORPORATION
Consolidated Statements of Cash Flows
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

                                                                             2003                   2002
                                                                               $                      $
-----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net (loss)                                                              (3,517,569)            (1,315,887)
  Non-controlling interest                                                   (22,901)                (5,383)
  Change in non-cash operating working capital                               286,540                189,140
-----------------------------------------------------------------------------------------------------------
                                                                          (3,253,930)            (1,132,130)
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
  Expenditure on oil and gas properties                                  (15,824,292)              (606,886)
  Purchase of plant and equipment                                        (88,005,351)           (38,765,401)
  Redemption/(purchase) of temporary investments                         (17,617,871)             9,894,299
-----------------------------------------------------------------------------------------------------------
                                                                        (121,447,514)           (29,477,988)
-----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from borrowings                                                52,000,000             30,240,000
  Proceeds from indirect participation interest                           16,300,000
  Other net (payments to)/advances from related party (note 5)              (776,902)             2,100,000
  Proceeds from issue of securities                                       63,203,489                891,222
-----------------------------------------------------------------------------------------------------------
                                                                         130,726,587             33,231,222
-----------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                                      6,025,143              2,621,104

Cash and cash equivalents, beginning of year                               3,288,539                667,435

-----------------------------------------------------------------------------------------------------------

CASH AND GASH EQUIVALENTS, END OF YEAR (note 2)                            9,313,682              3,288,539
===========================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid                                                              4,138,290              1,948,043
Interest received                                                            149,631                840,337
===========================================================================================================

See accompanying notes to consolidated financial statements

INTEROIL CORPORATION
Consolidated Statements of Shareholders' Equity
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

                                                     2003                    2002
                                                       $                       $
------------------------------------------------------------------------------------
SHARE CAPITAL

   At beginning of year                           94,120,609              92,808,387
   Issue of capital stock                         63,328,591               1,312,222
------------------------------------------------------------------------------------
   At end of year (note 6)                       157,449,200              94,120,609
------------------------------------------------------------------------------------

ADDITIONAL PAID IN CAPITAL

   At beginning of year                              769,964                       -
   Stock compensation                                      -                 769,964
   Options converted to capital stock               (229,742)                      -
------------------------------------------------------------------------------------
   At end of year                                    540,222                 769,964
------------------------------------------------------------------------------------

ACCUMULATED DEFICIT

   At beginning of year                           (7,513,833)             (6,197,946)
   Net loss for year                              (3,517,569)             (1,315,887)
------------------------------------------------------------------------------------
   At end of year                                (11,031,402)             (7,513,833)
------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY AT END OF YEAR              146,958,020              87,376,740
====================================================================================

See accompanying notes to consolidated financial statements

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

InterOil Corporation's (the "Company" or "InterOil") primary business interest is the development of an oil refinery (the "Project") in Papua New Guinea ("PNG"). The Company is also engaged in oil and gas exploration and development activity in PNG.

1.       SIGNIFICANT ACCOUNTING POLICIES

         (a)  Basis of presentation

              The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realisation of assets and discharge of liabilities in the normal course of business for the foreseeable future.

              The consolidated financial statements of the Company include the accounts of SP InterOil, LDC ("SPI") (99.9%), EP InterOil Limited ("EPI") (98.66%), SPI Exploration & Production Corporation (100%), SPI Distribution Limited (100%), InterOil Australia Pty Ltd (100%) and their subsidiaries.

         (b)  Cash and cash equivalents

              Cash and cash equivalents consist of cash on deposit, bank demand deposits and bank term deposits with an original maturity date of three months or less at the date of acquisition. Cash and cash equivalents are carried at cost. Accrued interest is included in other receivables.

         (c)  Plant and equipment

              The Company is considered to be in the construction and pre-operating stage of development of the oil refinery in PNG. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalised as part of plant and equipment. Administrative and general costs are expensed as incurred. Plant and equipment are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalised. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalised as part of the cost of such plant and equipment. Plant and equipment will be depreciated over their useful lives, commencing on the date of achieving commercial operations.

         (d)  Oil and gas properties

              The Company follows the successful efforts method of accounting for oil and gas exploration and development activities. Direct acquisition costs of development properties as well as geological and geophysical costs associated with these properties are capitalised. Costs of development and exploratory wells that result in additions to proven reserves are also capitalised.

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

              Capitalised costs are accumulated and carried forward where they are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not yet reached a stage to allow reasonable assessment regarding the existence of economical reserves. Capitalised costs for producing wells will be subject to depletion on the units-of-production method.

         (e)  Foreign currency

              Monetary items denominated in foreign currency are translated to United States dollars at exchange rates in effect at balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenue and expense items are translated at rates in effect at the time of the transactions. Foreign exchange gains or losses are included in income.

         (f)  Derivative financial instruments

              During the year, the Company was party to certain derivative financial instruments. Foreign currency forward contracts and put options are used to manage foreign currency exposures on construction contract expenditures. The forward contracts are not recognized in the consolidated financial statements on inception. Gains and losses on foreign currency forward contracts for specific commitments are recognised in the same period as the foreign currency expenditures to which they relate. Gains and losses which relate to forward contracts for general commitments are recognised as they occur.

         (g)  Income taxes

              The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. A valuation allowance is provided against any portion of a future tax asset which will more likely not be recovered.

         (h)  Use of estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the year. Actual results could differ from those estimates.

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

         (i)  Earnings per share

              Basic earnings per share are computed by dividing net earnings by the weighted average shares outstanding during the reporting period. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period.

         (j)  Stock based compensation

              The Company has a stock-based compensation plan, which is described in note 6. The Company accounts for all stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value based method. No compensation cost is recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital. The Company discloses the pro forma effect of accounting for these awards under the fair value based method.

              Under the fair value based method, stock-based payments to non-employees are measured at the fair value of the consideration received, or the fair value of the equit instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of stock-based payments to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognised over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of stock-based payments to non-employees that are fully vested and non-forfeitable at the grant date is measured and recognised at that date.

              Under the fair value based method, compensation cost attributable to awards to employees that are direct awards of stock appreciation rights that call for settlement by the issuance of equity instruments is measured at fair value at the grant date and recognised over the vesting period. Compensation cost attributable to awards to employees that call for settlement in cash or other assets is measured at intrinsic value and recognised over the vesting period. Changes in intrinsic value between the grant date and the measurement date result in a change in the measure of compensation cost. For awards that vest at the end of the vesting period, compensation cost is recognised on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognised on a pro rata basis over the vesting period.

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

         (k)  Restoration and closure

              Estimated costs of future dismantlement, site restoration and abandonment of properties are provided based upon current regulations and economic circumstances at year end. Management estimates there are no legal obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is being built on land leased from the independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration or closure costs. As a result, no provision has been raised.

2.       CASH AND CASH EQUIVALENTS

         The components of cash and cash equivalents are as follows:

                                   2003                2002
                                     $                   $
--------------------------------------------------------------
Cash on deposit                  6,306,202           3,206,084
Bank demand deposits                     -               3,131
Bank term deposits                       -              79,324
Treasury bills                   3,007,480                   -
--------------------------------------------------------------
                                 9,313,682           3,288,539
==============================================================

         Included in the 2003 treasury bills are 9,701,548 Kina (2002 - nil), the currency of PNG, representing a US dollar equivalent of $3,007,480 (2002 - nil).

         Included in the 2002 bank term deposits and bank demand deposits are 308,896 Kina representing a US dollar equivalent of $79,324.

3.       NON-CONTROLLING INTEREST

         On September 11, 1998 Enron Papua New Guinea Ltd ("Enron"), SPI's former joint venture partner, exercised its option (pursuant to a January 1997 joint venture agreement with SPI) to terminate the joint venture agreement. Consequently, SPI purchased Enron's voting, non-participating shares in EPI for a nominal amount. The capital structure of the joint venture was composed of voting, non-participating shares and non-voting, participating shares. Enron no longer actively participates in the development of the Project but continues to be a non-voting participating shareholder in EPI. SPI now holds all voting non-participating shares issued from EPI and has sole responsibility for managing the Project. Enron does not hold any transfer or conversion rights into shares of InterOil Corporation.

         At December 31, 2003 SPI holds 98.66% (2002 - 98.55%) of the non-voting participating shares issued from EPI.

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

4.       PLANT AND EQUIPMENT

                                                      2003                    2002
                                                        $                       $
--------------------------------------------------------------------------------------
Equipment, at cost                                  48,854,559              48,048,167
Project development costs, at cost                 147,601,586              71,349,129
Capitalised borrowing costs, at cost                 5,853,320               1,820,404
--------------------------------------------------------------------------------------
                                                   202,309,465             121,217,700
======================================================================================

         Included in equipment above are barges with a carrying amount of $5,599,467 at December 31, 2003. On December 20, 2001, the Company arranged a US$3 million loan facility secured by the barges and assets held by Petroleum Independent and Exploration Corporation ("P.I.E."), a company related by virtue of common directorships, and Mr. Phil Mulacek, a director of the Company. At December 31, 2003 the total owing under this facility amounted to $1,478,750. Interest rates applicable to amounts drawn on this loan facility are 5.75%.

5.       RELATED PARTIES

         P.I.E. is the general manager of SPI. During 2003, P.I.E. was reimbursed for sponsor's legal, accounting and reporting costs of $150,000 relating to SPI. P.I.E. also waived $840,000 of management fees due to it for prior periods and this has been reflected in the Consolidated Statement of Earnings in 2003. Amounts due to related parties of $1,478,751 (2002 - $2,784,560) are amounts due to P.I.E.
         P.I.E. advanced $2,900,000 to the InterOil Group in 2002 and the Company has repaid $1,421,249 of this loan as at December 31, 2003. This loan bears interest of 5.75% pa and is due for repayment within the next twelve months. During the year, the Company incurred interest on this loan amounting to $105,374 (2002 - $127,639).

         Breckland Limited provides technical and advisory services to the Company and/or subsidiaries on normal commercial terms. This party is related by virtue of common directorships. Amounts paid to Breckland Limited during the year totalled $131,250 (2002 - $204,522).

         Amounts due to Directors at December 31, 2003 totalled $30,500 (2002 - $26,000) and are included in accounts payable and accrued liabilities.

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

6.       SHARE CAPITAL

         The authorised share capital of the Company consists of an unlimited number of common shares with no par value.

                                              NUMBER OF SHARES           $
-------------------------------------------------------------------------------
Balance, January 1, 2002                         20,186,870          92,808,387

Shares issued for cash                              399,073           1,312,222
-------------------------------------------------------------------------------
Balance, December 31, 2002                       20,585,943          94,120,609

Shares issued for cash                            3,817,500          61,060,640
Shares issued for debt                               31,240             316,359
Shares issued on exercise of options                381,278           1,951,592
-------------------------------------------------------------------------------
Balance, December 31, 2003                       24,815,961         157,449,200
===============================================================================

         STOCK OPTIONS

         Options are exercisable on a 1:1 basis. Options are issued at no less than market price to directors, staff and contractors. Options vest at various dates in accordance with the applicable option agreement, have an exercise period of three to five years assuming continuous employment by the InterOil Group and may be exercised at any time after vesting within the exercise period. Upon resignation or retirement, vested options must be exercised within 30 days for employees and 90 days for directors.

         The following summarises the stock options outstanding:

                                        2003                        2002
---------------------------------------------------------------------------------
                                             Weighted                    Weighted
                                              average                     average
                                             exercise                    exercise
                                  Number      price          Number       price
                                of options       $         of options        $
---------------------------------------------------------------------------------
Outstanding
  at beginning of year          1,510,085      5.48        1,165,600       4.00
Granted                           257,802     14.09          762,585       6.53
Exercised                        (381,278)     4.62         (393,000)      3.26
Expired                           (23,344)     5.75          (25,100)      5.68
-------------------------------------------------------------------------------
Outstanding
 at end of year                 1,363,265      7.55        1,510,085       5.48
===============================================================================

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

                                                                         OPTIONS EXERCISABLE
     2003                     OPTIONS ISSUED AND OUTSTANDING                  (VESTING)
----------------------------------------------------------------------------------------------
                                           Weighted    Weighted                       Weighted
                                           average      average                       average
   Range of                                exercise    remaining                      exercise
exercise prices             Number          price         term          Number        price
       $                  of options          $         (years)       of options        $
----------------------------------------------------------------------------------------------
$2.75 to $5.00              537,463          4.36         1.6           528,463         4.36
$5.01 to $8.00              450,000          5.88         3.0           365,000         5.59
$8.01 to $12.00             279,700         11.24         2.0           107,000        11.65
$12.01 to $23.50             96,102         22.49         2.9            25,000        21.82
----------------------------------------------------------------------------------------------
$2.75 to $23.50           1,363,265          7.55         2.4         1,025,463         5.98
==============================================================================================

         The fair value of the 257,802 (2002 - 762,585) options granted subsequent to January 1, 2003 has been estimated at the date of grant in the amount of $1,087,131 (2002 - $976,900) using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 3.2%; dividend yield of nil; volatility factor of the expected market price of the Company's common stock of 45%; and a weighted average expected life of the options of three years. An amount of $530,794 (2002 - $206,936) has been recognized as a proforma compensation expense which includes a fair value of $13,583 for options granted in 2002 which have vested in 2003. For purposes of pro forma disclosure, the estimated fair value of the options is expensed over the options' vesting period, which is identified in the individual's option agreement.

         The following is the Company's pro forma earnings with the fair value method applied to all options issued during the year and options vested in current year that were issued in the prior year:

                                                                2003
                                                                       LOSS
                                                         LOSS       PER SHARE
                                                           $            $
-----------------------------------------------------------------------------
Loss for the year                                      3,517,569      (0.16)
Pro forma compensation expense related to
 fair value of stock options issued                      530,794      (0.02)
-----------------------------------------------------------------------------
Pro forma loss for the year                            4,048,363      (0.18)
=============================================================================

The loss per share disclosed above would not change had the shares under option been exercised.

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

7.       INCOME TAXES

         Income tax expense differs from the amount that would be computed by applying the Federal and provincial statutory income tax rates of 35.12% (2002 - 38.62%) to income before income taxes and non-controlling interest. The reasons for the differences are as follows:

                                                                 2003                 2002
                                                                   $                    $
---------------------------------------------------------------------------------------------
Computed tax (benefit)                                        (1,230,300)           (509,716)
Increase (decrease) resulting from:
Tax rate differential on foreign subsidiaries                    143,502             188,788
Non-taxable items                                              2,744,745            (183,802)
Future income tax benefit not brought to account for:
  Tax losses                                                     838,142             346,526
  Temporary differences                                       (2,498,773)            158,204
Over provision for tax in prior years                                  -                (332)
Other taxes                                                       42,023               1,778
---------------------------------------------------------------------------------------------
                                                                  37,339               1,446
=============================================================================================

         Non taxable items represents income/(loss) in foreign jurisdictions with a zero tax rate.

         The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2003 and 2002 are presented below:

                                              2003                  2002
                                                $                     $
---------------------------------------------------------------------------
Future tax assets:
  Carried forward tax losses                2,558,406             1,366,190
  Temporary differences                    (1,194,314)              671,323
---------------------------------------------------------------------------
                                            1,364,092             2,037,513
  Less valuation allowance                 (1,364,092)           (2,037,513)
---------------------------------------------------------------------------
Net future tax asset (liability)                    -                     -
===========================================================================

         No tax benefits have been recorded in respect of losses and temporary differences incurred by the Company and its subsidiaries since such are in foreign jurisdictions that do not provide tax relief.

         Carried forward tax losses in PNG expire within seven years.
         During the year the Company paid withholding taxes in PNG of $11,034 (35,593 Kina) and income taxes in Australia of $53,857 (A$71,907).

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

8.       LOSS PER SHARE

         Loss per share is computed on the weighted average number of shares on issue during the year of 22,649,924 (2002 - 20,462,167). Had the shares under option, referred to in note 6, been exercised in 2003 and 2002, the loss per share would not have changed.

9.       SECURED LOAN:

         On June 12, 2001, EPI entered into a loan agreement with the Overseas Private Investment Corporation ("OPIC") to secure an $85 million project financing facility. As of December 31, 2003 disbursements totalling $83 million has been received, and the remaining balance of $2 million remains available. EPI has committed to pay OPIC an annual commitment fee of 0.5% of the undrawn amount, and a one time facility fee in the amount of 1.0% of the total project financing facility.

         The loan expires June 30, 2013 and half yearly repayments of $4.5 million commence on June 30, 2004. The agreement contains certain financial covenants including the maintenance of minimum levels of tangible net worth and limitations on the incurrence of additional indebtedness. The interest rate is equal to the treasury cost applicable to each promissory note outstanding plus the OPIC spread. The OPIC spread is 3.0% per annum prior to project completion and 3.5% per annum on and after project completion. The weighted average interest rate for the year ended December 31, 2003 was 6.70%.

10.      OIL AND GAS PROPERTIES

                                                       2003             2002
                                                         $                $
------------------------------------------------------------------------------
PPL 238, at cost                                    21,192,055       1,193,910
Other exploration properties, at cost                1,825,960       1,684,793
------------------------------------------------------------------------------
                                                    23,018,015       2,878,703
==============================================================================

         The above Petroleum Prospecting Licenses ("PPLs") are in Papua New Guinea. The Company is undertaking phase one of an exploration program in these PPLs, evaluation with a drilling program underway on PPL 238. The recoupment of expenditure carried forward in respect of these PPLs depends on successful development and commercial exploitation or sale of mineral resources which may be discovered in those properties.

         During the year, the Company provided an indirect interest in the Company's phase one exploration program within the area governed by Petroleum Prospecting License PPL 238 to PNG Energy Investors LLC, for $7,650,000. This interest is subject to the terms of the agreement dated April 3, 2003 between the Company and PNG Energy Investors LLC, under which all or part of $5,400,000 may be converted to common shares in the Company at a price of C$15 per share, and an agreement dated April 16, 2003 between the same parties under which all or part of $2,250,000 may be converted to common shares of the Company at a price of C$17 per share. Alternatively, all or part of the indirect participation interest may be converted to debt due in December 2006. Should neither of these conversion rights be exercised, the indirect participation interest in the

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

         drilling program will be maintained and distributions will be paid in accordance with the agreements.

         The Company provided an indirect interest in the Company's phase one exploration program within the area governed by Petroleum Prospecting Licenses 236, 237 and 238 to PNG Drilling Ventures Limited for $12,185,000. The amount paid by this interest at December 31, 2003 is $8,950,000 and the remaining $3,235,000 was received on March 22, 2004. This interest is subject to the terms of the agreement dated July 21, 2003 between the Corporation and PNG Drilling Ventures Limited, under which all or part of $11,620,000 may be converted to common shares in the Company at a price no less than C$20.85. Alternatively, all or part of $1,969,000 of the indirect participation interest may be converted to debt due in December 2005 and December 2006. Should neither of these conversion rights be exercised, the indirect participation interest in the drilling program will be maintained and distributions will be paid in accordance with the agreements.

11.      FINANCIAL INSTRUMENTS

         With the exception of cash and cash equivalents and short term investments, all financial assets are non interest bearing. Cash and cash equivalents earned average interest rates of 1.5% (2002 - 3.5%). Temporary investments of $24,626,154 (2002 - nil) in a Managed Trust investment and $97,417 (2002 - nil) in rolling term deposits earn an average rate of interest of 1.5%. An amount of $97,417 held in term deposits is restricted and unavailable to the Company while Petroleum Prospecting Licences 236 and 237 are being utilised by the Company. At December 31, 2003, the temporary investments had a fair market value of $24,739,069.

         Credit risk is minimised as all cash amounts and certificates of deposit are held with large banks which have acceptable credit ratings determined by a recognised rating agency.

         The Company had no outstanding foreign currency forward contracts at December 31, 2003. At December 31, 2002, the Company had contracts valued at $62,000,000 to acquire Australian dollars to hedge Australian dollar amounts payable pursuant to the refinery construction. These hedging contracts have all matured during 2003. At December 31, 2003, the Company has no unrealised gain or loss resulting from hedge contracts (December 31, 2002 - unrealised loss $4,001,462). An unrealised exchange loss of $678,648 was recognised on the balance sheet for contracts in excess of specific commitments at December 31, 2002.

         As a requirement of the hedging contracts a collateral arrangement was entered into whereby as at December 31, 2003 an amount of US$38,040 (2002 - $7,105,701) was held on deposit and had been pledged in favour of the provider of the hedge and recorded as a temporary investment. Funds required to be held on deposit as collateral have reduced over time as project expenditure is undertaken and the foreign currency forward contracts are closed out. These amounts had reduced to nil as at January 31, 2004.

         To define a maximum potential amount payable on the outstanding hedge contracts, the Company acquired Australia dollar put options for total premiums of $218,530 (year ended December 2002 - $85,000). The maturity dates and nominal amounts of the put

INTEROIL CORPORATION
Notes to Consolidated Financial Statements
Years ended December 31, 2003 and 2002

(Expressed in United States dollars)

         options coincided with the exercise dates and nominal amounts of the outstanding hedge contracts. There were no outstanding put options at December 31, 2003

         The carrying values of cash and cash equivalents, other receivables, accounts payable and accrued liabilities and amounts due to related parties approximate fair values due to the short term maturities of these instruments. It is not possible to determine the fair value of amounts due to related parties. The carrying amount of the secured loan approximates its fair value.

     12. COMMITMENTS

         InterOil has Petroleum Prospecting and Retention Licence expenditure commitments of $2,838,000 (2002 - $4,100,000) which relate to various holdings in PNG for the next year.

         Clough Niugini Limited has been contracted to build the oil refinery in Napa Napa under a US$91,000,000 (A$171 million) fixed price construction contract. The company has commitments remaining under this contract of approximately $1,900,000 as at December 31, 2003 (2002 - $71,000,000).

     13. SUBSEQUENT EVENT

         InterOil announced in March 2004 that it had entered into a share sale agreement with BP plc to acquire BP's PNG subsidiary, BP Papua New Guinea Limited, including all its petroleum distribution assets and operations in Papua New Guinea. This transaction is valued at US$11.3 million for assets and inventory. The effective date of this transaction is March 1, 2004 (subject to receiving the necessary regulatory approvals).

         InterOil received the outstanding balance of $3,235,000 from PNG Drilling Ventures Limited on March 22, 2004.

                                   FORM 5-901F

                                QUARTERLY REPORT

Incorporated as part of:           [ ] SCHEDULE A
                               [X] SCHEDULES B & C
                        (PLACE X IN APPROPRIATE CATEGORY)

ISSUER DETAILS:

NAME OF ISSUER:                      INTEROIL CORPORATION

ISSUER ADDRESS:                      PO Box 6567 Suite 2, Level 2 Orchid Plaza

                                     79 Abbott Street, Cairns Qld 4870

ISSUER PHONE NUMBER:                 (61)7 4046 4600

ISSUER FAX NUMBER:                   (61)7 4031 4565

CONTACT PERSON:                      Anesti Dermedgoglou

CONTACT'S POSITION:                  Vice President Investor & Public Relations

CONTACT TELEPHONE NUMBER:            (61)7 4046 4600

FOR QUARTER ENDED:                   December 31,2003

DATE OF REPORT:                      April 28, 2004

                                   CERTIFICATE

THE ONE/TWO SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

PHIL E MULACEK                                                APRIL 28,2004
--------------------------------------------------------------------------------
NAME OF DIRECTOR               SIGN (TYPED)             DATE SIGNED (YY/MM/DD)

                           BC FORM 51-901F-SCHEDULE B
                           SUPPLEMENTARY INFORMATION

                              INTEROIL CORPORATION

                     FOR THE PERIOD ENDED DECEMBER 31, 2003

1. ANALYSIS OF EXPENSES AND DEFERRED COSTS FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2003

BALANCE SHEET:

Capital Assets (Refer to note 4 of the December 31, 2003 Financial Statements)

                                       $US '000
                                      ----------
Financial & Legal Consultants              2,233

Refurbishment                              9,221

Refinery Project Construction             65,828

Insurance                                    804

Travel                                       143

Foreign Exchange                          (4,748)

Other                                      1,201

Pre-operational costs                        775

Fixed Assets (less Depreciation)           1,325

Financing costs                            4,310

TOTAL                                     81,092

SATEMENTS OF INCOME AND DEFICIT:

Administrative and general

                                       $US '000
                                      ----------
Administrative & Corporate               1,392

Directors fees                             131

Directors insurance                        131

Interest                                   105

Travel                                     428

Sponsor's legal & accounting fees          150

TOTAL                                    2,337

2. RELATED PARTY TRANSACTIONS:

(Refer to note 5 of the December 31, 2003 Financial Statements)

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

Securities issued in twelve month period to December 31, 2003

    Class        Issue date       Number     Price $US       Type of issue
-------------    ----------    ---------    ---------    -------------------
Common shares     Feb 03          15,000    $    5.27    Exercise of options

Common shares     Feb 03         145,000    $    5.27    Exercise of options

Common shares     Feb 03          20,000    $    4.00    Exercise of options

Common shares     Feb 03          50,000    $    2.75    Exercise of options

Common shares     Feb 03          20,000    $    2.75    Exercise of options

Common shares     Feb 03         862,500    $    9.02    Share placement

Common shares     April 03       755,000    $    9.10    Share placement

Common shares     June 03         31,240    $   10.13    Shares For Debt

Common shares     Aug 03          18,537    $    4.50    Exercise of options

Common shares     Aug 03           6,718    $    2.75    Exercise of options

Common shares     Aug 03           2,241    $    6.15    Exercise of options

Common shares     Aug 03          15,000    $    2.75    Exercise of options

Common shares     Aug 03           4,000    $    2.75    Exercise of options

Common shares     Sep 03          30,000    $    5.27    Exercise of options

Common shares     Sep 03          15,000    $   11.50    Exercise of options

Common shares     Sep 03          10,782    $    2.75    Exercise of options

Common shares     Sep 03           2,000    $    5.00    Exercise of options

Common shares     Sep 03           5,000    $    6.00    Exercise of options

Common shares     Sep 03           4,000    $    2.75    Exercise of options

Common shares     Sep 03       2,200,000    $   21.30    Share placement

Common shares     Nov 03           8,000    $    5.00    Exercise of options

Common shares     Dec 03          10,000    $    2.75    Exercise of options
                               ---------
TOTAL                          4,230,018
                               ---------

Options granted/expired in twelve month period to December 31, 2003

                          Exercise Price
Granted to     Number          $US            Expiry date
----------    --------    --------------    -----------------
Employee         5,000    $         8.40    January 13, 2006

Employees       91,700    $        10.25    April 10, 2006

Directors       90,000    $        11.50    December 31, 2005

Employee         5,000    $        12.60    June 26, 2006

Employee         1,062    $        22.60    August 15, 2004

Employee        60,040    $        23.50    October 28, 2006

Employee         5,000    $        23.50    November 24, 2006

Employee        (1,344)   $         6.15    August 25, 2003

Employee        (2,000)   $        10.25    April 10, 2006

Director       (20,000)   $         5.27    May 29, 2007
              --------
TOTAL          234,458
              --------

4. SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD:

Refer to Note 6 of the December 31, 2003 Financial Statements

5. DIRECTORS AS AT THE DATE THIS REPORT IS SIGNED AND FILED:

Phil E. Mulacek                Chairman and Chief Executive Officer

Christian M. Vinson            Chief Operating Officer

Roger N. Grandy

Gaylen J. Byker

G. Michael Folie

Edward J Speal

31 MARCH 2004

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis by management of the 2003 financial condition and financial results for InterOil should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements"). The financial statements and the financial information herein have been prepared in accordance with generally accepted accounting principles in Canada and are presented in United States dollars.

Purpose and Mission

InterOil's major focus is the development of a vertically integrated oil and energy company that will own and operate assets that extend from the wellhead to the petrol pump. The core asset comprises an oil refinery nearing completion in Papua New Guinea with anticipated "first oil in the refinery" expected in the second quarter 2004. The refinery is expected to process 32,500 barrels of oil per day and will result in PNG becoming an exporter of refined products. Currently, PNG exports all its crude and imports all its refined petroleum products.

Overview

InterOil's operations are organised into three major business segments:

     - The upstream segment includes the exploration for crude oil and natural gas;

     -    The midstream segment includes the refinery; and;

     -    The downstream segment will include the distribution assets in PNG.

We use the term "upstream" to refer to the exploration for and production of oil and gas and "midstream" to refer to the operations related to our refinery. The term "downstream" is used to refer to the distribution and marketing of refined petroleum products through our distribution network.

Upstream

InterOil has an extensive upstream asset portfolio consisting of approximately 8 million acres of exploration licences. All of these licences are located onshore in the Eastern Papuan Basin in PNG, and have the logistical advantage of moderate terrain, barge access to infrastructure and proximity to the refinery. This logistical advantage should allow for lower cost of development, earlier production, and easier access to a market for oil production in the event of a discovery.

In December 2002 InterOil announced a commitment to an eight well drilling program. On March 28, 2003, the program commenced with the spudding of the first well in the Moose Prospect, the Moose - 1 well, which is located in the area covered by Petroleum Prospecting Licence 238 in the Eastern Papuan Basin, of which InterOil is the 100% owner (ownership subject to a reduction of up to 22% by the potential conversion of indirect working interests held by previously disclosed third parties). On-site inspection of the core data from the Moose-1 well indicated more than fourteen oil shows in 135 metres (443 feet) of continuous core from 673 metres (2,208 feet) to 808 metres (2,651 feet). The oil shows were both in the fractures and from porous sections within the Eocene limestone, which was the secondary target zone. The limestone section was cased off in order to maintain the integrity of the formation prior to testing the well. The oil shows indicate live oil in the system of marine origin, while the drilling validated the geological model to the depth drilled.

Testing the Moose - 1 well commenced on November 18, 2003. Initial fluid samples recovered from the limestone section were indistinguishable from drilling fluids, confirming the significant volume of fluid lost (approx 50,000 barrels) in the fractured limestone section during drilling operations. This confirmed the need to pump this fluid out of the system. The fastest and most economic means of determining the Moose structure's potential was to suspend operations on the Moose - 1 well and move on to drill and test a step out well, the Moose - 2 exploration/appraisal well. The Moose - 2 appraisal well was spudded on December 9, 2003 and is located approximately 4.5 kilometers (2.8 miles) from the Moose - 1 well. This well aims to appraise the extent of the Moose limestone reservoir and will also target the deeper exploration target of the Pale Sandstone. InterOil currently has no reserves as per Canadian National Instrument 51-101 reserve definitions.

The Moose - 2 appraisal well confirmed the secondary target (Eocene limestone), by coring over 285 metres (935 feet). Fifteen oil shows were identified within the fractures of the core samples. An independent analysis of the core samples by the Australian Government Commonwealth Scientific & Industrial Research Organisation (CSIRO) indicates both Cretaceous/Tertiary and Jurassic age thermally mature crude oils from four possible sources in the cores. The company believes this data supports the potential for a thermally mature source of hydrocarbon in the region.

The drilling program was expanded to 16 wells, each on an independent structure and located in InterOil's wholly owned exploration acreage. Following this announcement an additional heli-portable drilling rig was contracted and mobilized to InterOil's second structure, the Sterling Mustang. The Sterling Mustang exploration well, which is also located in PPL 238, was spudded in early 2004 and will target the Late Cretaceous Pale and Subu quartz sandstones as primary targets at a planned target depth of 2,200 metres (7,218 feet).

Drill site locations on two structures located in PPL 238 have been identified for drilling and the preparation of the drill sites are complete. Seismic has been shot over three possible structures and the data is currently being processed.

Midstream

Construction of the 32,500 barrel per day refinery is nearing completion and "first oil" into the refinery is expected in the second quarter of 2004. The refinery complex is located across the harbour from Port Moresby, the capital of PNG, on the former site of the Australian Naval Base, where InterOil has secured a 99-year lease from the PNG Government.

The refinery is being built under an Engineering, Procurement and Construction contract with Clough Niugini Limited.

The overall project is now at approximately 95 percent complete with the construction portion in excess of 93 percent complete and pre-commissioning and commissioning activities are ongoing.

In August 2003, a facilities management contract was awarded to Petrofac, a leading facilities management company, for the total management of day-to-day refinery operation, maintenance and production. Petrofac commenced mobilisation to site in November 2003 and has been active in pre-commissioning activities in preparation for refinery start-up.

Construction of the on-site refinery laboratory is complete and will be managed by SGS, a global leader in the verification, testing and certification industry. SGS' responsibilities will include the establishment of the required quality assurance programmes, the procurement of all required testing equipment, and provision of laboratory personnel. The laboratory will test and certify all finished products on-site thus ensuring quality control.

Downstream

PNG currently exports all its crude supply and imports all of its refined petroleum products. An agreement with the Government of PNG gives InterOil certain rights to supply the domestic market in PNG with refined petroleum products. InterOil has estimated that approximately 50 to 60 percent of the refinery net output will be used to supply the PNG domestic market. The balance of the refinery's production will be sold into the near regional and export markets. InterOil believes that the refinery will be able to price its products competitively in these markets due to transportation cost advantages and the premium quality of products produced using PNG crude feedstock.

A unit of Royal Dutch/Shell has agreed to purchase and market the vast majority of the export capacity of the refinery for a period of three years at prices ruling at the time of supply.

On March 10, 2004 InterOil announced that it has entered into a share sale agreement with BP plc to acquire BP's PNG subsidiary, BP Papua New Guinea Limited, including all its petroleum distribution assets and operations in Papua New Guinea. This transaction is valued at US$11.3 million for assets and inventory, consisting of US$4 million in assets and US$7.3 million in inventory. The down payment of US$1 million is due upon transfer date (after satisfaction of all statutory approvals), with the balance of funds payable twelve months from the effective date, which is March 1, 2004. Included in the purchase are the 2003 retained profits of approximately US$4.3 million (Kina 14 million), and the first two months of 2004. These amounts will be repaid to BP, no later than twelve months after the effective date, from proceeds obtained in collecting the closing accounts receivable balance. The asset portfolio comprises 3 terminals, 7 depots and over 40 retail sites. InterOil will be assisted in assuming management and control of the company by the secondment of existing key BP management to ensure a seamless transfer over the following year. BP Papua New Guinea's total revenue for the year ended December 2003 was approximately US$75 million (Kina 243 million).

Consolidated Results Summary

  Year Ended December 31,         2003           2002           2001
---------------------------    -----------    -----------    -----------
Total revenue                      259,280        384,226      1,059,944
income from operations                 nil            nil            nil
Net loss                        (3,517,569)    (1,315,887)    (3,279,196)
Net loss per share                   (0.14)         (0.06)         (0.16)
Total assets                   260,339,850    135,074,861     97,297,583
Long-term debt                  90,600,000     31,000,000            nil
Cash dividends declared per            nil            nil            nil
share

 Quarter       31-Dec-       30-Sept-     30-Jun-      31-Mar-      31-Dec-     30-Sept-      30-Jun-      31-Mar-
  ended           03            03          03            03          02          02            02           02
----------    ----------    ----------    --------    ---------    --------    ----------    ---------    ---------
Total            203,964        13,349      27,717       14,250      (4,374)       92,922      133,037      162,641
revenue
Income
from                 nil           nil         nil          nil         nil           nil          nil          nil
operations
Net
profit
(loss)        (1,489,036)   (1,510,516)   (689,090)     171,073    (228,404)   (1,148,882)     (40,154)     101,553
 Net
profit
(loss)
per share          (0.06)        (0.06)      (0.03)        0.01       (0.01)        (0.06)       (0.00)        0.01

InterOil is considered to be in the construction and pre-operating stage of development of the refinery in Papua New Guinea. No significant operating activities have been undertaken to date. InterOil's revenue generated to date is primarily interest on investments as the company remains in the construction and development stage. Investment income for 2003 was US$246,912 (compared to US$373,015 in 2002) a decrease of US$126,103. The reason for the decrease was due to the company's net cash and cash equivalents being utilized in capital project funding. There was a net loss of US$3,517,569 in 2003, an increase of US$2,201,682 (compared to US$1,315,887 loss in 2002). This net loss was mainly due to a foreign exchange loss on the adjustment of inter-company loans denominated in US dollars as both the Australian Dollar and the Papua New Guinea Kina strengthened compared to the US Dollar, as well as legal and administrative costs associated with the various equity financings during the year, and additional administrative support added in the year for the company's exploration program that was expensed. These additional expenses were partially offset by P.I.E. Corporation, a related party, waiving prior years' management fees totalling US$840,000 in the first half of 2003. In the fourth quarter of 2003, the company also expensed approximately US$160,000 of exploration costs previously capitalised after evaluation of certain oil and gas properties. These losses are to be expected during the construction phase of a major project and management expects these to end once the refinery project commences operations.

Total assets increased 93 percent (or US$125.3 million) to US$260,339,850 in 2003 compared to US$135,074,861 in 2002. Cash and temporary investments represent US$23.6 million of this increase, whereas the predominant portion of the balance is the year's capital expenditures related to the refinery development and construction costs along with oil and gas exploration expenditures, which have been capitalised. A total of US$76.3 million of development and construction costs were capitalised in 2003 compared to US$45.0 million capitalised in 2002. InterOil follows the successful efforts method of accounting for expenditures related to oil and gas exploration and development activities, which are capitalised and carried forward where they are expected to be recouped through successful development, or by sale, or where exploration and evaluation activities have not reached a stage to allow reasonable assessment regarding the existence of economical reserves. The company capitalised US$20.1 million of exploration costs in 2003 as a result of the commencement of its multi-well drilling program in March 2003, compared to US$0.78 million in 2002. The company has determined that Petroleum Prospecting Licence 200 would be abandoned due to poor results during the evaluation stage, and as such the company has written off all exploration, evaluation and development costs of approximately US$77,222 in accordance with its accounting policy.

InterOil's long-term debt consists of amounts drawn under the US$85 million Project Financing Facility obtained in June 2001 from the Overseas Private Investment Corporation ("OPIC"), an agency of the US Government, to support the development of the refinery, and the indirect participation interests in the company's Phase One Exploration Program. OPIC is the primary lender of capital to the refinery project. US$83 million had been drawn under the facility as at 31 December 2003. The facility is secured by the assets of the refinery and will expire on 30 June 2013. Semi-annual interest and principal repayments of US$4.5 million commence on 30 June 2004. The interest rate is equal to the US treasury cost applicable to each promissory note established at time of disbursement plus 3.0% per annum prior to the refinery completion and 3.5% per annum on and after refinery completion. In 2003, two separate indirect participation interests totalling US$19.8 million were granted to independent investors, PNG Energy Investors LLC and PNG Drilling Ventures Limited, each of which may elect to convert their interests into a working interest in the drilling program, debt or InterOil common shares.

Liquidity and Capital Resources

InterOil ended the year 2003 with approximately US$34.0 million in cash and temporary investments compared to approximately US$10.4 million in cash at December 31, 2002.

OPIC remains the primary lender of capital to the refinery project, and disbursements of US$52.0 million were received in 2003. To provide funding for InterOil's ongoing exploration and production activities in PNG and general corporate purposes, net proceeds of approximately US$61.4 million were raised in 2003 through three private placements totalling 3,817,500 common shares. In addition to the private placements, US$19.8 million was raised from indirect participation interests in InterOil's Phase One Exploration Program, of which US$3.2 million remains unpaid as of December 31, 2003, and was receipted in full subsequent to year-end on March 22, 2004. During the year cash was spent on refinery construction, development costs, oil and gas exploration expenses, and administrative and general costs.

In September 2004, InterOil increased the capital budget for the refinery by US$5.4 million to account for additional construction variation costs, constructional insurance, along with legal expenses and facility management services. Following the January 2004 revised mechanical completion date announcement identifying a May 2004 "first oil in the refinery" date, the company increased the capital budget of the refinery by an additional US$5.0 million due to the postponement of offsetting revenues during the commissioning phase of the revised project schedule. The adjusted capital budget of the refinery project is:

Capital Costs                          US$ 197.4m
Finance Costs                          US$   8.0m
Funded Debt Service Reserve Account    US$   9.0m
                                       ----------
 Total                                 US$ 214.4m

US$199 million in equipment and development costs have been paid as of December 31, 2003.

InterOil has Petroleum Prospecting and Retention Licenses expenditure commitments of $2,838,000 for the year ending 2004 (compared to $4,100,000 in 2003), which relate to various exploration holdings in PNG.

The company has commitments under the EPC Contract of approximately $1,900,000 as at December 31, 2003 (compared to $71,000,000 as at December 31, 2002).

InterOil remains confident that it has the resources to complete the refinery as well as meet all its requirements associated with the obligations for the refinery and exploration program in the fiscal year of 2004.

In March 2004 InterOil obtained final credit approval for a US$60 million revolving crude oil procurement facility with BNP Paribas (Singapore) to finance the crude feedstock for the refinery, and is currently working on final documentation of the facility.

Share Capital

The authorised share capital of the company consists of an unlimited number of common shares with no par value. The issued and outstanding shares of InterOil, and reconciled to January 1, 2002, are set out below:

                                        NUMBER OF SHARES         $
                                        ----------------    -----------
Balance, 1 January 2002                       20,186,870     92,808,387
Shares issued for cash                           399,073      1,312,222
                                        ----------------    -----------
Balance, 31 December 2002                     20,585,943     94,120,609
                                        ----------------    -----------
Shares issued for cash                         3,817,500     61,060,640
Shares issued for debt                            31,240        316,359
Shares issued on exercise of options             381,278      1,951,592
                                        ----------------    -----------
Balance, 31 December 2003                     24,815,961    157,449,200
                                        ================    ===========

Transactions with Related Parties

Petroleum Independent and Exploration Corporation ("P.I.E.") is the general manager of SP InterOil, LDC ("SPI"). During 2003, P.I.E. was reimbursed for legal, accounting and reporting costs of $150,000 relating to SPI. P.I.E. also waived $840,000 of management fees due to it for prior periods. Amounts due to related parties of $1,478,751 (2002 - $2,784,560) are amounts due to P.I.E. An advance of $2,900,000 was made by P.I.E. to InterOil Corporation in 2002 and the Company has repaid $1,421,249 of this loan as at 31 December 2003. This loan bears interest at 5.75% per annum and is due for repayment within the next twelve months. During the year, InterOil incurred interest on this loan amounting to $105,374 (2002 - $127,639).

Breckland Limited provides technical and advisory services to InterOil and/or subsidiaries on normal commercial terms, and is a related party by virtue of common directorships. Amounts paid to Breckland Limited during the year totalled $131,250 (2002 - $204,522).

Critical Accounting Estimates

InterOil's financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The significant accounting policies used by InterOil are disclosed in note 1 to the Consolidated Financial Statements. Certain accounting policies require that management make appropriate decisions with respect to estimates and assumptions that affect the assets, liabilities, revenues and expenses reported by the Company. InterOil's management continually reviews its estimates based on new information, which may result in changes to current estimated amounts.

Plant and Equipment

InterOil is considered to be in the construction and pre-operating stage of development of the refinery. Project costs, net of any recoveries, incurred during this pre-operating stage are being capitalised as part of plant and equipment. Administrative and general costs are expensed as incurred. Plant and equipment are recorded at cost. Development costs and the costs of acquiring or constructing support facilities and equipment are capitalised. Interest costs relating to the construction and pre-operating stage of the development project prior to commencement of commercial operations are capitalised as part of the cost of such plant and equipment. Plant and equipment will be depreciated over their useful lives, commencing on the date of achieving commercial operations.

Oil and Gas Properties

InterOil follows the successful efforts method of accounting for oil and gas exploration and development activities. Direct acquisition costs of development properties as well as geological and geophysical costs associated with these properties are capitalised. Costs of development and exploratory wells that result in additions to proven reserves are also capitalised.

Changes in Accounting Policies

Impairment of Long-Lived Assets

In December 2002 the Accounting Standards Board ("AcSB") issued CICA section 3063, new standards for the recognition, measurement and disclosure of the impairment of long-lived assets by profit-oriented enterprises. Under the new rules, a long-lived asset held for use is tested for impairment whenever an event or change in circumstances indicates its carrying value may not be recovered (i.e. a change in its market price). Once such an event or change occurs, a two-step impairment test is used: the first step determines whether an impairment exists and the second step measures the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset held for use exceeds the sum of the future expected undiscounted cash flows resulting from its use and eventual disposition. An impairment loss is measured as the amount by which that long-lived asset's carrying amount exceeds its fair value. To test for and measure impairment, long-lived assets held for use are grouped with other assets and liabilities to form an asset group, at the lowest level for which identifiable cash flows are largely independent. The standards are effective for fiscal years beginning on or after April 1,2003.

We do not believe the adoption of CICA section 3063 will have a material impact on our results of operations, financial position or liquidity.

Stock Based Compensation Plans

In September 2003, the AcSB released CICA section 3870 that revised transitional provisions to these standards to provide the same alternative methods of transition as is provided in the US for voluntary adoption of the fair value based method of accounting. These provisions permit either retroactive (with or without restatement) or prospective application of the recognition provisions to awards not previously accounted for at fair value. Prospective application is available only to enterprises that elect to apply the fair value based method of accounting to that type of award for fiscal years beginning before January 1, 2004. The AcSB has also amended the standards to require that all transactions whereby goods and services are received in exchange for stock-based compensation and other payments result in expenses that should be recognized in financial statements, and that this requirement would be applicable for financial periods beginning on or after January 1, 2004. The standards require that share-based transactions should be measured on a fair value basis. After January 1, 2004 the fair value of stock-based compensation will be recognized as an expense in the financial statements.

The 2004 stock-based compensation expense cannot be reasonably estimated at this time.

Asset Retirement Obligations

In March 2003, the AcSB issued CICA section 3110, which harmonizes Canadian
GAAP with SFAS No. 143, Accounting for Asset Retirement Obligations. The standards were established for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of a tangible long-lived asset that results from acquisition, construction, development or normal operations. The standards require an entity to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of fair value can be made. The standards describe the fair value of a liability for an asset retirement obligation as the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction. An entity is subsequently required to allocate that asset retirement cost to expense using a systematic and rational method over the estimated useful life of the related asset. The standards are effective for fiscal years beginning on or after January 1, 2004. Upon adoption of CICA section 3110, the Company will adjust its existing future removal and site restoration liability retroactively with restatement.

Management estimates there are no legal obligations associated with the retirement of the refinery or with its normal operations relating to future restoration and closure costs. The refinery is being built on land leased from the Independent State of Papua New Guinea. The lease expires on July 26, 2097 and does not outline any terms for restoration or closure costs.

Hedging Relationships

In June 2003, the AcSB issued amendment AcG-13. The amendments neither change the basic principles nor the July 1 2003 effective date of the original guideline. The amendments instead clarify certain of the requirements and provide additional implementation guidance related to the identification, designation and documentation of the hedging relationship, and an assessment of the effectiveness of the hedging relationship. The amendments also eliminate some potential inconsistencies between Canadian and US GAAP and minimize other GAAP differences. The requirements of the guideline are applicable to all hedging relationships in effect for fiscal years beginning on or after July 1, 2003. Retroactive application is not permitted - the entity must assess all hedging relationships as of the beginning of the first year of application to determine whether the hedging criteria in the guideline are met. Hedge accounting is to be discontinued for any hedging relationships that do not meet the requirements of the guideline.

Financial Instruments

Foreign currency forward contracts and put options are used to manage foreign currency exposures on construction contract expenditures. The forward contracts are not recognized in the consolidated financial statements on inception. Gains and losses on foreign currency forward contracts for specific commitments are recognised in the same period as the foreign currency expenditures to which they relate. Gains and losses which relate to forward contracts for general commitments are recognised as they occur.

During the year, InterOil was party to certain derivative financial instruments. The company had no outstanding foreign currency forward contracts at December 31, 2003. At December 31, 2002, the company had contracts valued at $62,000,000 to acquire Australian dollars to hedge Australian dollar amounts payable pursuant to the refinery construction. These hedging contracts have all matured during 2003. At December 31, 2003, the company has no unrealised gain or loss resulting from hedge contracts (December31, 2002 - unrealised loss $4,001,462). An unrealised exchange loss of $678,648 was recognised on the balance sheet for contracts in excess of specific commitments at December 31, 2002.

As a requirement of the hedging contracts, a collateral arrangement was entered into where at December 31, 2003 an amount of US$38,040 (2002 - $7,105,701) was held on deposit, pledged in favour of the provider of the hedge, and recorded as a temporary investment. Funds required to be held on deposit as collateral have reduced over time as project expenditure is undertaken and the foreign currency forward contracts are closed out. These amounts had reduced to nil as at January 31,2004.

To define a maximum potential amount payable on the outstanding hedge contracts, InterOil acquired Australia dollar put options for total premiums of $218,530 (year ended December 2002 - $85,000). The maturity dates and nominal amounts of the put options coincided with the exercise dates and nominal amounts of the outstanding hedge contracts.

Risks and Uncertainties

No Operating History/No Certainty of Future Profit

To date InterOil has encountered certain delays in the development of the refinery. It is possible that unforeseen difficulties may cause other delays during final development, commissioning and/or construction of the refinery. The likelihood of the success of InterOil and its refinery project must be considered in light of inherent risks, and the difficulties, costs, complications and delays frequently encountered in the establishment of new project start-up companies. Accordingly, there can be no assurance of the future profitability of the refinery or InterOil.

Achievement of Project Revenues

The Project Agreement, combined with the Shell marketing and distribution contracts, gives InterOil access to the PNG and near region refined petroleum product markets and access to crude oil produced in PNG. Import Parity Prices, the pricing methodology provided for in the Project Agreement, have historically provided sufficient margins for attainment of the revenues forecast by InterOil. InterOil cannot control the price at which refined petroleum products may be sold in PNG or the other markets targeted by the refinery project. Further, the Project Agreement provides that if there is more than one refinery operating in PNG during the term of the Project Agreement, the right to supply the domestic market will be shared by the refineries in proportion to their refining capacities. The operating revenue to be derived from the BP Papua New Guinea Limited may change over time and no guarantees can be made that it will be profitable.

Projected Refinery Costs

InterOil has estimated the capital, financing and development costs of the refinery. However, the actual costs of completing the required work to bring the refinery to completion may vary from the lump sum EPC Contract as a result of many factors, including changes in market conditions and change orders during construction, and may influence the completion date and the final cost of construction of the refinery.

Political Risk

Future political and economic conditions in PNG could result in the Government adopting different policies than exist presently, or Government bodies could frustrate activities, which might adversely affect the oil exploration and production industry, product distribution, or the oil refining industry. However, InterOil believes these activities are in the long-term best interests of PNG and has no reason to believe it does not have the support of the present Government or will not have that support from future governments.

The construction and operation of the refinery require various permits and licences from various Government authorities. The Project Agreement gives the refinery project certain assurances that the necessary permits and licences will be received.

Existence of Markets

The Project Agreement gives InterOil certain rights to supply the domestic market in PNG with refined petroleum products. InterOil estimates that 50 to 60 percent of the refinery's net output will be used to supply the PNG market, and this market may be subject to various changes associated with the economic growth in PNG. The balance of the refinery's production will be sold into the near regional markets.

InterOil estimates that the refinery will be able to price its products competitively due to transportation cost advantages and the premium quality of products produced using PNG crude feedstock. InterOil has signed contracts for nearly all of the refinery's products destined for the export markets with a unit of Royal Dutch Shell.

Crude Oil Supply

PNG crude oil production rates are expected to satisfy the refinery's requirements for at least five years after commercial start-up. Alternative crude oils that are suitable for use as project feedstock are available in the nearby region. However, crude oil sourced from outside PNG may be more expensive than domestic crude oil and may reduce the margins. Alternatively, imported crude oil may be selected to alter the refinery product mix for changing market conditions.

Outlook

The refinery project is now overall 95 percent complete and the pre-commissioning has commenced with the assistance of Petrofac. Petrofac designs, builds, commissions and operates surface facilities for oil and gas production, gas processing and oil refining both onshore and offshore and it has the ability to integrate design, construction and operability principles to deliver an overall facilities solution. We are confident that their involvement will assist in practical completion on a timely basis, followed by a smooth transition to the daily operation of the refinery. "First oil" in the refinery is scheduled for the second quarter 2004.

InterOil commenced its multi-well exploration program, and following multiple oil shows encountered in the first well, Moose-1, the company is drilling a step-out appraisal well, Moose-2. A second rig has been contracted to accelerate the program and is drilling a second structure, Sterling Mustang. Other prospects, such as Rhino and Mastadon, have been confirmed with seismic and field geology. Drilling sites have been prepared at Longhorn and Bison, and these are the next scheduled wells. InterOil has established the organization, infrastructure and inventory of materials to support the drilling program. Whilst the early signs are encouraging, the well results will determine the direction of the drilling program and appraisal work will be required to determine the timing of development of any discoveries.

Revenue from BP Papua New Guinea Limited will be for the account of interOil on the effective date of its acquisition.

Additional information, including InterOil's annual information form, is available on the InterOil website at: www.interoil.com and on SEDAR at: www.sedar.com.